SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)


                              KILLEARN PROPERTIES, INC.
                                  (Name of issuer)


                                   Common Stock
                         (Title of class of securities)


                                    494125707
                                  (CUSIP number)


                                  J.T. Williams
                                  Killearn, Inc.
                          1570 Rock Quarry Road, Suite B
                             Stockbridge, GA  30281
                                (770) 389-2004
                  (Name, address and telephone Number of Person
                Authorized to Receive Notices and Communications)


August 10, 1999
(Date of event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),
check the following box   ___.















Schedule 13D

Cusip No. 494125707

1.  NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Killearn, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)X
                                                      (b)__

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC, BK and OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)   __

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.  SOLE VOTING POWER    -0-

8.  SHARED VOTING POWER  -0-

9.  SOLE DISPOSITIVE POWER  -0-

10. SHARED DISPOSITIVE POWER  -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES  ___

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not applicable

14.  TYPE OF REPORTING PERSON

     CO








Schedule 13D

Cusip No. 494125707

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   J. T. Williams

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)X
                                                      (b)__

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)   ___

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER  -0-

8.  SHARED VOTING POWER   -0-

9.  SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES____

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not applicable

14. TYPE OF REPORTING PERSON

    IN










Schedule 13D

Cusip No. 494125707

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   John R. Williams

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)X
                                                      (b)__

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)___

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER  -0-

8.  SHARED VOTING POWER   -0-

9.  SOLE DISPOSITIVE POWER  -0-

10. SHARED DISPOSITIVE POWER   -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES___

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not applicable%

14.  TYPE OF REPORTING PERSON

     IN










Schedule 13D

Cusip No. 494125707


1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    David K. Williams

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)X
                                                      (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)  ___

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER    -0-

8.  SHARED VOTING POWER    -0-

9.  SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not applicable

14.  TYPE OF REPORTING PERSON

     IN









Schedule 13D

Cusip No. 494125707

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Killearn Development, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)X
                                                      (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC, BK and OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)__

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER      -0-

8.  SHARED VOTING POWER       -0-

9.  SOLE DISPOSITIVE POWER      -0-

10. SHARED DISPOSITIVE POWER      -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 	-0-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not applicable

14. TYPE OF REPORTING PERSON

    CO











This amendment no. 2 to Schedule 13D ("Amendment No. 2") is filed as the second amendment to the Statement on Schedule 13D, dated January 19, 1999 (the "Original Schedule 13D"), filed on behalf of Killearn, Inc., a Georgia corporation ("Killearn"), relating to the common stock, par value $0.10 per share (the "Common Stock"), of Killearn Properties, Inc., a Florida corporation (the "Issuer"). This Amendment No. 2 reflects material changes in the amendment no. 1 to the Original Schedule 13D, dated April 21, 1999 ("Amendment No. 1"), filed on behalf of Killearn, Inc. , such material changes being more fully reflected in Items 2, 3, 4, 5, 6 and 7 below and also reflects that the Schedule 13D is filed jointly on behalf of Killearn, Killearn Development, Inc., a Georgia corporation and the wholly owned subsidiary of Killearn ("Killearn Development"), J.T. Williams, John R. Williams and David K. Williams (individually, the "Reporting Person" and collectively, the "Reporting Persons"). Killearn, Killearn Development and each of Messrs. Williams may be deemed to be acting together in connection with the acquisition, holding and disposition of the Common Stock. Nothing contained in this Schedule 13D, however, shall be construed as an admission that any of the Reporting Persons is the beneficial owner of the other Reporting Persons' Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

Item 2.    Identity and Background.

Information regarding the Reporting Persons was provided in the Original
Schedule 13D and Amendment No. 1.

Item 3.    Source and Amount of Funds and Other Consideration.

Information regarding the Source and Amount of Funds and other Consideration was provided in the Original Schedule 13D and Amendment No. 1. In addition, in order to effectuate the merger transaction whereby the Issuer merged with and into Killearn Development, Killearn has utilized working capital and borrowed approximately $900,000 under an existing line of credit with American Century Bank, a copy of which is attached as Exhibit H to Amendment No.1 and is incorporated herein by reference. The line of credit is secured by real property owned by Killearn. The interest rate under the line of credit is prime rate plus 0.5 and the documents related to the line of credit contain affirmative, negative and financial covenants and events of default customary for credit facilities of a similar size and type. Draws under the line of credit are subject to the satisfaction of customary conditions for similar financing.

Item 4.    Purpose of Transaction.

Item 4 is hereby by amended by adding the following.
On August 9, 1999, a majority of the shareholders of the Issuer voted in favor of the merger transaction whereby the Issuer merged with and into Killearn Development. On August 10, 1999, the Issuer and Killearn Development filed Articles of Merger with the Secretary of State of Florida and Killearn Development filed a Certificate of Merger with the State of Georgia thereby consummating the merger transaction.

As a result of the merger transaction and upon filing the appropriate notification, the Common Stock ceased to be authorized for listing on the American Stock Exchange and became eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On August 12, 1999, the Issuer filed a Form 15 and thereby terminated its registration under the Exchange Act.

Except as described above, the Reporting Persons have no plans or proposals that would result in any actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a) Pursuant to the terms of the Merger Agreement, each share of Common Stock was automatically canceled and retired and ceased to exist, including the all of the shares owned by the Reporting Persons. Therefore, as of August
10, 1999, the Reporting Persons beneficially owned no shares of Common
Stock and no other shares of Common Stock were outstanding

(b)   Not applicable.

(c) Other than the merger transaction, none of the Reporting Persons has engaged in any transactions in Common Stock in the period commencing 60 days prior to August 10, 1999 (the date of event that required the filing of this Amendment No. 2) and ending on the date hereof.

(d)   Not applicable.

(e) Each of the Reporting Persons ceased to beneficially own 5% of the Common Stock upon consummation of the merger on August 10, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable

Item 7.    Material to be Filed as Exhibits.

Exhibit A    Statement of Joint Schedule 13D Filings, dated as of October 4,
1999, among Killearn, Inc., Killearn Development, Inc., J.T. Williams, John R. Williams and David K. Williams




















SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 4, 1999        KILLEARN, INC.



                       By:/S/ J.T. WILLIAMS, JR.
                       J.T. Williams,
                       President



                       KILLEARN DEVELOPMENT, INC.



                       By:/S/ DAVID K. WILLIAMS
                       David K. Williams,
                       President



                      /S/ J.T. WILLIAMS, JR.
                      J.T. Williams



                     /S/ JOHN R. WILLIAMS
                     John R. Williams



                    /S/ DAVID K. WILLIAMS
                    David K. Williams























EXHIBIT A


STATEMENT OF JOINT SCHEDULE 13D FILINGS


The undersigned acknowledge and agree that the Statement on Schedule 13D with respect to the Common Stock, par value $.10 per share, of Killearn Properties, Inc., a Florida corporation, and any amendments thereto, shall be filed jointly on behalf of each of the undersigned.


October 4, 1999   KILLEARN, INC.



                  By:/S/ J.T. WILLIAMS, JR.
                  J.T. Williams,
                  President



                  KILLEARN DEVELOPMENT, INC.



                  By:/S/ DAVID K. WILLIAMS
                  David K. Williams,
                  President



                  /S/ J.T. WILLIAMS, JR.
                  J.T. Williams



                  /S/ JOHN R. WILLIAMS
                  John R. Williams



                  /S/ DAVID K. WILLIAMS
                  David K. Williams









                              Greenberg Traurig, P.A.
                                1221 Brickell Avenue
                                Miami, Florida 33131

Arthur L. Gallagher
(305) 579-0783
                                          October 4, 1999
VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:    Filing Desk

Re:    Killearn Properties, Inc. (Commission File No. 1-06762) (the
       "Registrant")

Dear Sir or Madam:

On behalf of Joseph T. Williams, Jr. and Killearn, Inc., enclosed for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission is amendment no. 2 to Schedule 13D dated as of August 10, 1999.

Sincerely,



/s/ Arthur L. Gallagher
Arthur L. Gallagher

Securities and Exchange Commission
Christina Chalk, Esq.